

April 10, 2014

Via E-mail
Mr. Peter N. Kellogg
EVP and Chief Financial Officer
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889

Re: Merck & Co., Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-06571

Dear Mr. Kellogg:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

General

1. We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Notes to Consolidated Financial Statements
4.   Acquisitions, Divestitures, Research Collaborations and License Agreements, page 86

2. You disclose that you supplement your internal research with a licensing and external alliance strategy focused on the entire spectrum of collaborations from early research to late-stage compounds. These arrangements often include upfront payments and royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development, as well as expense reimbursements or payments

to the third party. Please tell us your accounting policies for separation and allocation with regard to your collaborative arrangements. Also, tell us your policies for recognition and classification for aspects of your collaborative arrangements other than those you describe under "Research and Development" in Note 2. Summary of Accounting Policies.

3. In order to help us understand more fully how your collaborative arrangements impact your financial statements for each period presented, please provide us a table showing amounts by year and by line item included in your statement of income attributable to transactions arising from collaborative arrangements between you and the other participants and to third-parties.

13.   Pension and Other Postretirement Benefit Plans, page 113

4. In connection with your restructuring actions you recorded termination charges, settlements and curtailments in your pension benefit and other postretirement benefit plans in all periods presented. While you state that the termination charges relate to expanded eligibility for certain of your exiting employees, please tell us the nature of any other events that resulted in settlements or curtailments under your plans. As part of your response, please tell us how you considered the guidance in ASC 715-30-35 and 715-60-35 in determining the appropriate accounting treatment for the terminations, settlements and curtailments. Include in your response the sequence you use to account for your settlements and curtailments and tell us if the sequence has been consistently applied when the settlements and curtailments are recognized together. Tell us if any of the settlements and curtailments required an interim measurement of your plan assets and obligations.

5. You disclose that approximately 46% of your projected benefit obligation at December 31, 2013 relates to international defined benefit plans, of which each individual plan is not significant relative to the total projected benefit obligation. Please tell us what consideration you gave to ASC 715-20-50-4 in determining that you should aggregate your U.S. and international plans in your disclosures. Specifically, tell us how you determined that the benefit obligations of international plans were not significant compared to the total benefit obligation and did not use significantly different assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant